

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 6, 2024

Mike Ballardie
Chief Executive Officer
Connexa Sports Technologies Inc.
2709 N. Rolling Road, Suite 138
Windsor Mill, MD 21244

> **Re: Connexa Sports Technologies Inc.**
> **Registration Statement on Form S-1**
> **Filed on May 28, 2024**
> **File No. 333-279744**

Dear Mike Ballardie:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed on May 28, 2024

General

1.  We note that your consummation of the purchase agreement and the exchange agreement will result in change of control with YYEM, a Hong Kong based company, owning 82.4% of the outstanding shares of common stock. We also note that the new board of directors following the acquisition will be heavily based in Hong Kong. To help us better understand the transaction, please provide your analysis on whether you will be a China-Based company following the acquisition of YYEM. Your response should specifically address whether you will be based in or have the majority of your operations in China.

2.  If you will be a China-Based company following the acquisition of YYEM, please revise your registration statement to address each comment in the Division of Corporation Finance's December 20, 2021 guidance, "Sample Letter to China-Based Companies" or explain why such comments are not applicable to you. Please note that the comments direct you to where the responsive disclosure should appear and, in some instances,

disclosure is required in more than one location of your prospectus. Please ensure that you address all components of each comment. Please also review the Division of Corporation Finance's July 17, 2023 guidance, "Sample Letter to Companies Regarding China-Specific Disclosures" and comply with all applicable comments. In your response letter, please identify where you have included responsive disclosure as to each comment of the guidance or tell us why certain comments may not apply to you.

3.   Please file a written consent from YYEM's auditor, Olayinka Oyebola & Co., for their report dated March 21, 2024.

4.   Please provide the undertakings required by Item 17 of Form S-1.

<u>Executive Compensation, page 89</u>

5.   Please update your compensation disclosure to reflect the fiscal year ended April 30, 2024.

<u>Plan of Distribution, page 100</u>

6.   We note your disclosure on page 100 that your selling stockholders may sell their securities in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to the undertaking required by Item 512(a)(1)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Steven Lipstein